PE 3/2/2015



UNITED STATES NO ACT Received SEC
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAR 02 2015

DIVISION OF
CORPORATION FINANCE



15005606

Washington, DC 20549

March 2, 2015

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 3-2-15

Linda J. Balicki
Macy's, Inc.
linda.balicki@macys.com

Re: Macy's, Inc.

Dear Ms. Balicki:

This is in regard to your letter dated March 2, 2015 concerning the shareholder proposal submitted by the Central Pacific Province of the School Sisters of Notre Dame and the Franciscan Sisters of Perpetual Adoration for inclusion in Macy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Macy's therefore withdraws its January 14, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Timothy P. Dewane
School Sisters of Notre Dame, Central Pacific Province
tdewane@ssndcp.org



LAW DEPARTMENT

Linda J. Balicki

Direct Dial: 314-342-6332
Facsimile: 314-342-6384
E-Mail: Linda.Balicki@macys.com

March 2, 2015

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Macy's, Inc. Shareholder Proposal of the School Sisters of Notre Dame and Franciscan Sisters of Perpetual Adoration

Dear Ladies and Gentlemen:

By letter dated January 14, 2014 (the "No-Action Request Letter), Macy's, Inc. ("Macy's") requested that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission concur that Macy's could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal and its accompanying supporting statement (the "Proposal"). The Proposal was submitted by the School Sisters of Notre Dame - Central Pacific Province by letter dated November 21, 2014 and by the Franciscan Sisters of Perpetual Adoration by letter dated November 28, 2014 (collectively, the "Proponents").

Attached hereto as Annex A is a letter dated February 27, 2015 from Timothy Dewane, the Shalom.JPIC Office Coordinator of the School Sisters of Notre Dame - Central Pacific Province (without enclosure). In the letter, Mr. Dewane states that the School Sisters of Notre Dame - Central Pacific Province and the Franciscan Sisters of Perpetual Adoration withdraw the Proposal. Since the Proponents have withdrawn the proposal, Macy's hereby withdraws the No-Action Request Letter.

If I can be of assistance in this matter, please do not hesitate to contact me.

Sincerely

Linda. J. Balicki

cc: Timothy P. Dewane, School Sisters of Notre Dame
Sister Susan Ernster – Franciscan sisters of Perpetual Adoration

Annex A



School Sisters of Notre Dame, Central Pacific Province
Office of Shalom – Justice, Peace, and Integrity of Creation
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: 262-784-9788 tdewane@ssndcp.org

February 27, 2015

Ms. Linda Balicki, Vice President Law Department
Macy's St. Louis Regional Law Office
111 Boulder Industrial Drive, 2nd Floor
Bridgeton, MO 63044

Re: Withdrawal of Shareholder Proposal Concerning Executive Compensation and Pay Disparity

Dear Ms. Balicki:

On November 21, 2014, the School Sisters of Notre Dame – Central Pacific Province filed a shareholder proposal concerning executive compensation and pay disparity for consideration at Macy's 2015 annual shareholder meeting. The Franciscan Sisters of Perpetual Adoration were a co-filer of the identical shareholder proposal. I am authorized to notify you that we are hereby withdrawing our shareholder proposal.

Again, we greatly appreciate the dialogue we shared on January 12, 2015. Isn't it amazing how much the retail landscape has begun to evolve on these issues already since our meeting? Hopefully we can continue our constructive conversation and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them a living wage. I can be contacted at 262-787-1023 or tdewane@ssndcp.org

Sincerely,

Timothy P. Dewane
Shalom/JPIC Office Coordinator

Cc: S. Susan Ernster - FSPA, Frank Sherman - WIM/CRI

Enc. ICCR February 26, 2015 press release on Closing Pay Equity Gap

TRANSFORMING THE WORLD THROUGH EDUCATION



LAW DEPARTMENT

Linda J. Balicki

Direct Dial: 314-342-6332
Facsimile: 314-342-6366
E-Mail: Linda.Balicki@macys.com

January 14, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel 100 F Street, N.E.
Washington, DC 20549

Re: Intention to Omit Stockholder Proposal Submitted by School Sisters of Notre Dame and Franciscan Sisters of Perpetual Adoration

Ladies and Gentlemen:

Macy's, Inc., a Delaware corporation (the "Company"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Central Pacific Province of the School Sisters of Notre Dame and by the Franciscan Sisters of Perpetual Adoration, as co-filers (collectively, the "Proponents"), by letters dated November 21, 2014 and November 28, 2014, respectively (the "Proponent Letters"), from the Company's proxy statement for its 2015 annual meeting of stockholders (the "Proxy Statement").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to each of the Proponents as notice of the Company's intent to omit the Proposal from the Proxy Statement.

THE PROPOSAL

The Proponent Letters, which append the Proposal and Supporting Statement, are attached hereto as Exhibit A. The Proposal states:

> RESOLVED: shareholders request Macy's, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total

compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

BASES FOR EXCLUSION

In accordance with Rule 14a-8, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Statement for the following, separately sufficient, reasons:

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is misleading in violation of Rule 14a-9;

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally); and

3. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented as contemplated by the Proxy Statement's Compensation Discussion & Analysis section ("CD&A") and other compensation disclosures, as well as by the pay ratio disclosure mandated by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the subject of a current rule making initiative of the Commission, with which the Company will be obligated to comply.

Please note that the language of the Proposal appears to differ from prior similar no-action letter submissions under Rule 14a-8(j) to which the Staff has replied. Specifically, the resolution included in the Proposal *requests* a report on the Company's executive compensation practices, but only *suggests* certain specific topics for inclusion in that report. By contrast, the resolutions generally included in prior similar requests have specifically *requested* that the report address certain issues related to a comparison of senior executive and other employee pay levels. See, e.g., The Goldman Sachs Group, Inc. (Mar. 11, 2010) and Wal-Mart Stores, Inc. (Mar. 1, 2006). For reasons that are discussed below, we believe that the different approach of the Proposal is significant.

ANALYSIS

I. Under Rule 14a-8(i)(3), the Proposal may be omitted because it is misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that if the proposal or supporting statement is contrary to any of the Commission's proxy rules, it may be omitted. Rule 14a-9 prohibits materially false or misleading statements in proxy materials. We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

A. Vague and Indefinite Statements and Omissions. The Proposal is so vague and indefinite as to be misleading within the meaning of Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991).

1. Vagueness and Indefiniteness of Resolution. As noted above, the resolution in the Proposal *requests* a report concerning the Company's executive compensation policies. As aptly demonstrated by the Commission's approach in prescribing the requirements of CD&A, such a report would not necessarily address the Company's compensation policies for its other employees. The Proponents' *suggestion* that the report include the specific comparison and analysis described in the Proposal acknowledges this reality. In any event, it is clear that the Company could comply fully with the *request* set forth in the Proposal in a manner that could be significantly different from the actions envisioned by the shareholders voting on the proposal (*e.g.*, if the Company were to decline the Proponents' *suggestions* regarding comparison and analysis).

2. Material Undefined Terms. The Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in Boeing Co. (Recon.) (Mar. 2, 2011), the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See, e.g., General Motors Corp. (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); Verizon Communications Inc. (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)).

Several of the Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Proposal contemplates. As a result, even if the Company were to accept the Proponents' suggestions regarding comparison and analysis, neither the Company nor its shareholders could determine with any reasonable certainty exactly what the Proposal would require. For example:

- *"Top Senior Executives"* and *"Total Compensation Package."* The Proposal suggests that the requested report address the "total compensation package of the top senior executives." The Company and its shareholders, acting reasonably and in good faith, could interpret the vague and indefinite terms "total compensation package" and "top senior executives" very differently. (How is a "top senior executive" different from a "senior executive"? What are the determinants of either of the foregoing – title? function? manner of appointment? responsibilities? involvement in policymaking? reporting relationships? tenure? compensation? workplace location? something else? or some combination of the foregoing with or without weighting multiple attributes? What is "compensation"? How is non-cash compensation valued? How are differences between periods in or over which compensation is earned or granted and the time at which compensation is received or realized treated? What does a "package" comprise and how is a "total" to be calculated? Does the reference in the Proposal to "July" apply to both executive compensation and store employee compensation or only to the latter? Does the "United States" include the Company's stores in Guam and Puerto Rico?) As a result of the myriad questions regarding these matters, neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what the Proposal contemplates.

- *"Store Employees" and "Median Wage."* Similarly, the Proposal suggests that the requested report address the Company's "store employees' median wage." Again, the Company and its shareholders could interpret this vague and indefinite term very differently. (What determines whether a person is a "store employee," particularly in light of the omnichannel nature of the Company's business? Is it workplace location? Is it function? How are employees performing merchandising, marketing, sales, fulfillment, return and/or other functions across store, online and mobile platforms to be classified? Is a store principal or store manager to be classified in the same manner as a sales associate, a cosmetic counter manager, a support associate or any other myriad of categories of employees associated with store operations? Is an individual performing tasks at or with respect to multiple stores a "store employee"? Are managers at various levels within the organization store employees? Are part-time or seasonal personnel store employees? Should "store employees" include anyone employed at least a day during July, or only those employees employed as of a specific date in July? What components of compensation are to be included in "median wage"? What methodology is to be used in calculating "median wage"?) Again, the myriad questions regarding these matters would result in both the Company and its shareholders being unable to determine with any reasonable certainty exactly what the Proposal contemplates.

B. Other Misleading Statements and Implications.

1. Misleading Pay Comparison. The Supporting Statement includes a comparison of the "total compensation in 2013 for Macy's Chairman and Chief Executive Officer" to the "annual compensation" of the "average Sales Associate for

Macy's." This comparison is inherently misleading. Apart from the questionable placement of the adjective "average," the Supporting Statement does not address how the "annual compensation" of the "average Sales Associate for Macy's" compares to the pay of other non-executive groups of employees of the Company. Accordingly, the Supporting Statement is misleading insofar as a stockholder might reasonably infer that the "annual compensation" of the "average Sales Associate for Macy's" is the same as the median pay level for all of the Company's employees excluding the Company's Chairman and Chief Executive Officer. It is not.

Furthermore, the website cited by the Supporting Statement as the source of its data concerning the "annual compensation" of the "average Sales Associate for Macy's" is not reliable.[1] Among other deficiencies:

- **Self-Reported Data and Miniscule Sample Size**: The website relies on self-reporting (which has implications as to both motivation for participation and accuracy of information provided and leaves open the possibility of submissions by persons who are not employees of the Company) and includes a statistically insignificant sample of only 126 persons, which represents less than 0.07% of the Company's workforce.

- **National Scope is Unclear**: While the compensation ranges purport to represent a national average, there is no indication of the location of the survey participants. At most, the distribution of the participants could cover 126 of the approximately 840 stores operated by the Company, without any assurance as to geographic location of such stores or the actual number of stores represented being substantially smaller due to multiple participants at any given store. As the website acknowledges in its "National Data" column, "[p]ay can vary greatly by location."

- **Multiple Job Categories Listed**: The website provides annual compensation ranges for multiple categories of Company employees including: sales associate, retail sales representative, customer service sales associate, retail sales associate, counter manager, beauty advisor, cashier and loss prevention officer. It is unclear why among those, the Proponents selected the "sales associate" category other than the fact that the average total compensation was among the lowest.

- **Different Time Periods:** The Supporting Statement attempts to compare the total 2013 compensation package of the Company's Chief Executive Officer to the average national pay of sales associates, but does not indicate the date as of which the sales associate pay is reported. On January 14, 2015, the

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1 Susan Adams, *Law Schools Whose Grads Make the Highest Starting Salaries*, Forbes, March 28, 2014, *available at* http://www.forbes.com/sites/susanadams/2014/03/28/law-schools-whose-grads-make-the-highest-starting-salaries/ ("How did we get the numbers so wrong? We relied on [name and location omitted] website that provides information about compensation ...")

website reports data as of November 19, 2014 and reflects pay data for sales associate pay that differs from that reflected in the Proponent Letters.

In addition to the Supporting Statement being misleading, we believe that the comparison suggested by the Proposal to be published would be misleading in that it would involve a comparison of the "total compensation package" of one population to the "median wage" of another population. Despite the general lack of clarity of these terms as discussed above, it is abundantly clear that they are not intended to result in an "apples to apples" comparison.

2. Misleading Implication Concerning the Cause of Stagnant Worker Wages. The Supporting Statement recites certain views about the impact of stagnant worker wages on the US economy and discusses certain comparisons of executive to nonexecutive pay levels, and the Proposal requests that the Company prepare a report on its executive compensation policies. This seems to imply that the Company's executive pay policies are a cause of stagnant worker wages – *i.e.*, that if the Company were to study and then modify its executive pay policies, the issue of stagnant worker wages in the United States could be solved. The Proposal thus seems to imply a link between the compensation levels of executives and other employees that does not exist. The pay levels of executives and other employees is determined primarily by the different factors affecting the different labor markets for executive and non-executive employees.[2]

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

II. Under Rule 14a-8(i)(7), the Proposal may be omitted because it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally).

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release goes on to describe the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company

[2] Prominent critics of US pay practices have bemoaned the lack of any such interconnectedness, and have criticized pay policies for executives that rely exclusively on peer group benchmarking. *See, e.g.*, Charles M. Elson & Craig K. Ferrere, Executive Superstars, Peer Groups, and Overcompensation: Cause, Effect, and Solution, 38 J. CORP. L. 487 (2013). By implying that there is a relationship between executive and non-executive pay levels, the Proposal is misleading. Many researchers have tried to identify the causes of stagnant worker wages, and we are not aware of any credible suggestion that executive pay practices are the cause.

by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Consistent with this administrative history, in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff explained that since 1992 it has applied a "bright-line analysis" when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive officer and director compensation matters may not be excluded under Rule 14a-8(i)(7). The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. See, SLB 14A.

We believe that the Proposal can be omitted pursuant to Rule 14a-B(i)(7) because it is seeking a shareholder vote that at its essence would be focused on the appropriateness of wage levels for non-executive workers. The Supporting Statement is replete with references to "stagnation of workers' wages," "households" not having money, "retail spending," "consumer spending," "middle class weakness," "stagnant wage growth" and "low wages" and the implications, risks and undermining effects of these matters on the economy generally. A fair reading of the Supporting Statement and the Proposal (as well as the Proponents' self-descriptions set forth in the Proposal Letters) strongly suggests that the Proponents' principal concern is with the compensation of non-executives, rather than executives. Stated differently, the primary implication of the Proposal is that "workers" are paid too little, rather than that executives are paid too much. Moreover, as noted above, levels of executive and non-executive pay are not linked in any meaningful way. Accordingly, the Proposal is excludible because it seeks a shareholder vote that is related to the wage levels of non-executive workers and the apparent effort to use executive compensation levels to make a point about non-executive compensation does not provide a sufficient basis to conclude otherwise.

The Staff has in the past concurred in the exclusion of proposals that sought not only to regulate executive compensation but also to affect the compensation of a broader group of employees. In Microsoft Corp. (Sept. 17, 2013), for example, the Staff permitted exclusion of a proposal where the proponent requested that "the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company." Similarly, in Raytheon Co. (Mar. 11, 1998), the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (1) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid " employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest-paid U.S. worker; finding that the proposal related to the company's ordinary business operations. See, e.g., Ford Motor Co. (Feb. 5, 2013) (the Staff allowed the exclusion of a proposal requesting the company to adopt a policy "for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing" to the company's employees; Johnson Controls, Inc. (Oct. 16, 2012) (the proposal requested the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company; Delta Air Lines, Inc. (Mar. 27, 2012) (the proposal requested the board of directors to initiate a program that prohibited cash or equity payments under any incentive program for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots). As discussed above, the Staff should reach the same conclusion with respect to the Proposal.

III. Under Rule 14a-8(i)(10), the Proposal may be omitted because the Proposal has been substantially implemented as contemplated by the Proxy Statement's CD&A and other compensation disclosures as well as the pay ratio disclosure that will be required by Section 953(b) of the Dodd-Frank Act.

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented.

> "In the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."

Release No. 34-20091 (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position. Release No. 34-40018 (May 21, 1998) at n.30 and accompanying text.

Applying the "substantially implemented" standard, the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See Rel. 34-20091.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and therefore, can be excluded under Rule 14a-8(i)(10). See, Symantec Corporation (June 3, 2010); Bank of America Corp. (Jan. 14, 2008); AutoNation Inc. (Feb. 10, 2004); and AMR Corporation (Apr. 17, 2000). In each of these letters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

In this case, the Proposal calls for the Company to "initiate a review of [its] executive compensation policies and make available upon request a summary report of that review." We believe the CD&A offers precisely the review of the Company's executive compensation policies that the Proposal requests. The CD&A explains the Company's compensation decision-making process and provides the necessary quantitative data to enable readers to analyze multi-year trends. Moreover, since the Company has adopted a policy of providing for annual say-on-pay advisory votes, the CD&A is subjected to the increased scrutiny of shareholders every year, and while this vote is non-binding, the Company's board of directors and its Compensation and Management Development Committee reviews and considers the voting results when evaluating its executive compensation program. Item 402 of Regulation S-K requires that the CD&A "explain all material elements" of the Company's compensation policies for its most senior executives. The Proposal's separate suggestion that this summary report include "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States" is just that – a suggestion that is not required by the terms of the Proposal. Because the Proposal does not *require* such a ratio to be included in the report, the lack of the ratio in the CD&A does not suggest that the CD&A does not fully implement the Proposal.

Moreover, the compensation ratio suggested by the Proposal is akin to the pay ratio disclosure that the Company will be required to provide upon the adoption of final rules in accordance with Section 953(b) of the Dodd-Frank Act. Section 953(b) of the Dodd-Frank Act requires that the Commission issue rules that require issuers to disclose (A) the median of the annual total compensation of all employees of the issuer, except the chief executive officer (or any equivalent position) of the issuer; (B) the annual total compensation of the chief executive officer (or any equivalent position) of the issuer; and (C) the ratio of the amount described in subparagraph (A) to the amount described in subparagraph (B). The legislative history of that section indicates that the provision was intended to focus attention on the widening gap between executive and non-executive pay levels, which appears to be the intention of the Proponents as well. The Commission has proposed Pay Ratio Disclosure Rules to implement Section 953(b). The complexity and utility of the effort to fashion rules for such disclosure are reflected in the Commission's release. The record shows that the amount of work required to produce the disclosure is not trivial, and the public record reflects clearly that many large and complex issuers like the Company have taken substantial steps toward preparing to produce the disclosure when required. While we recognize that the Proposal differs from the requirements of Section 953(b) in certain details, one way to interpret the Proposal is to conclude that it essentially mirrors the analysis to be required by Section 953(b). Assuming that interpretation of the Proposal, a shareholder vote to request that the Company prepare a report that would include the comparative data the Proposal requests would involve substantially duplicative efforts to those to be undertaken by the Company pursuant to Section 953(b), in contravention of the policy underlying Rule 14a-8(i)(10). We also recognize that there is a timing difference between the October 1, 2015 date for the report requested by the Proponents and the time at which the Company will be required to make disclosures pursuant to the Pay Ratio Disclosure Rules. However, the fact that Proponents suggest an unreasonably short period for the completion of a process that is widely acknowledged to be complex and burdensome should not preclude a conclusion that the Commission's ongoing rule-making and the Company's related preparedness efforts constitutes substantial implementation of the Proposal.

Perhaps equally important, the Commission's existing disclosure requirements regarding executive compensation, and the Company's compliance with those requirements, substantially implement the apparent objective of the comparison suggested by the Proponents. The compensation (as calculated in accordance with the Commission's rules) of the Company's "named executive officers" has been or will be disclosed for the years referenced in the Proposal. That such compensation is a substantial multiple of the average compensation of a Company sales associate is self-evident, and shareholders can draw the same conclusions from that fact as they might draw from the presentation of a specific ratio.

Accordingly, in light of the common knowledge regarding compensation of retail sales associates generally, the executive compensation information that the Company currently provides in its proxy statements and the information that the Company will be providing pursuant to the Pay Ratio Disclosure Rules, the Company has substantially implemented the essential objectives of the Proposal and the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

* * * * * *

Conclusion

By copy of this letter, the Proponents are being notified that for the reasons set forth herein the Company intends to omit the Proposal and Supporting Statement from its Proxy Statement. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from its Proxy Statement. If we can be of assistance in this matter, please do not hesitate to call me.

Sincerely,



Enclosures

cc: Timothy P. Dewane, School Sisters of Notre Dame, Central Pacific Province
Sr. Susan Ernster, Franciscan Sisters of Perpetual Adoration

EXHIBIT A



School Sisters of Notre Dame, Central Pacific Province
Office of Shalom – Justice, Peace, and Integrity of Creation
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: 262-784-9788 tdewane@ssndcp.org

November 21, 2014

Terry J. Lundgren, CEO
Macy's Inc.
7 West Seventh Street
Cincinnati, OH 45202

Re: Shareholder Proposal Concerning Executive Compensation and Pay Disparity

Dear Mr. Lundgren:

I am writing you on behalf of the Central Pacific Province of the School Sisters of Notre Dame. The School Sisters of Notre Dame are an international religious congregation committed to promoting education, human rights, and sustainable living in all aspects of ministry and life. Globally there are over 3,000 School Sisters of Notre Dame in some 36 countries across 5 continents.

The School Sisters of Notre Dame are the owners of 170 shares of Macy's Inc. stock and have continuously held shares in Macy's (with a market value in excess of $2,000) since November 2, 2001. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am authorized to notify you of our intention to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Macy's Inc. shareholders. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934 for consideration and action by the shareholders. We will have a representative present at the Annual Meeting to present the resolution.

Thank you for your consideration of this matter.

Sincerely,

Timothy P. Dewane
Shalom/JPIC Office Coordinator

Cc: Mike Crosby

TRANSFORMING THE WORLD THROUGH EDUCATION

MACY'S

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In its recent 10-K submission to the U.S. Securities and Exchange Commission Macy's warned: "Any decline in discretionary spending by consumers could negatively affect the Company's business and results of operations." Among these it noted: "consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt and consumer behaviors towards incurring and paying debt, the costs of basic necessities and other goods."

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million
http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

Total compensation in 2013 for Macy's Chairman and Chief Executive Officer Terry J. Lundgren in 2013 was $12,030,971 https://www.macysinc.com/assets/docs/for-investors/annual-report/2014_proxy_statement.pdf. The average Sales Associate for Macy's received annual compensation between $15,985-$25,979
http://www.payscale.com/research/US/Employer=Macy%27s%2c_Inc./Salary. The difference was at least 463 times more for Mr. Lundgren.

RESOLVED: shareholders request Macy's Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

J.P.Morgan

John Bielinski
Investment Professional
Private Bank

November 21, 2014

Dana Russart
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Dana Russart,

Per your request, the School Sisters of Notre Dame, Account Number ***FISMA & OMB Memorandum M-07-16*** holds 170 Shares of Macys Inc. with a November 21, 2014 market value of $10,766.10.* The shares have been held continuously since November 2, 2001.

Please feel free to contact me at 414-977-2111 should you have any questions regarding this letter.

Best Regards,

John Bielinski

*While this information has been obtained from sources we consider reliable, we do not guarantee its accuracy and such information may be incomplete or condensed. It is not intended to replace the statement or confirm sent to you on behalf of J.P. Morgan Securities LLC.


Franciscan Sisters
of Perpetual Adoration

912 Market Street La Crosse, WI 54601-4782
PHONE 608-782-5610 FAX 608-782-6301
EMAIL fspa@fspa.org WEBSITE www.fspa.org

November 28, 2014

Terry J. Lundgren, CEO
Macy's Inc.
7 West Seventh St.
Cincinnati, OH 45202

Dear Mr. Lundgren:

The Franciscan Sisters of Perpetual Adoration are a community of Catholic women religious. As such we are concerned about the least of our brothers and sisters especially in regards to pay equality and disparity.
For this reason we are concerned about the disparity in pay between the executive compensation policies of Verizon compared to other employees. Hence the enclosed.

The Franciscan Sisters of Perpetual Adoration, Inc. have owned at least $2,000 worth of Macy's Inc. stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 2, 2014.

I am authorized, as Treasurer and Chief Financial Officer of the Congregation, to co file, along with The School Sisters of Notre Dame Central Pacific Province, the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Macy's Inc. shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope we can come to a mutually beneficial dialogue on the issue addressed in our proposal in a way that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

Susan M. Ernster, FSPA

Sister Susan Ernster, FSPA

Enc.

MACY'S

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In its recent 10-K submission to the U.S. Securities and Exchange Commission Macy's warned: "Any decline in discretionary spending by consumers could negatively affect the Company's business and results of operations." Among these it noted: "consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt and consumer behaviors towards incurring and paying debt, the costs of basic necessities and other goods."

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

Total compensation in 2013 for Macy's Chairman and Chief Executive Officer Terry J. Lundgren in 2013 was $12,030,971 https://www.macysinc.com/assets/docs/for-investors/annual-report/2014_proxy_statement.pdf. The average Sales Associate for Macy's received annual compensation between $15,985-$25,979 http://www.payscale.com/research/US/Employer=Macy%27s%2c_Inc./Salary. The difference was at least 463 times more for Mr. Lundgren.

RESOLVED: shareholders request Macy's Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.


Franciscan Sisters
of Perpetual Adoration

912 Market Street
La Crosse, WI 54601-4782



7014 1200 0000 9718 2983

RETURN RECEIPT
REQUESTED




U.S. POSTAGE
PAID
LA CROSSE,WI
54601
NOV 28, 14
AMOUNT
$6.49
1000
45202
00109888-12

Terry J. Lundgren, CEO
Macy's Inc.
7 West Seventh St.
Cincinnati, OH 45202

4520232424 C050

